Harbin Electric Announces Fourth Quarter and 2008 Annual Results

Annual Net Income up Fifty Percent on Eighty-Five Percent Rise in Sales

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Fiscal Year 2008 Financial Highlights

- Total revenues were $120.8 million, up 84.7% from $65.4 million in 2007
- Net income was $25.4 million, up 50.2% from $16.9 million in 2007
- Cash and cash equivalents were $ 48.4 million up from $45.5 million in 2007
- Basic and diluted earnings per share were $1.25 and $1.19, respectively, up from $0.99 and $0.91 in 2007

Fourth Quarter 2008 Financial Highlights

- Total revenues were $34.7 million, up 80.1% from $19.3 million in the fourth quarter of 2007
- Net income was $6.0 million, up 44.6% from $4.2 million in the fourth quarter of 2007
- Basic and diluted earnings per share were $0.28 and $0.27, respectively, up from $0.23 and $0.22 in the fourth quarter of 2007

Harbin, China, March 13 /PRNewswire-Asia-FirstCall/ Harbin Electric, Inc. ("Harbin Electric" or the "Company") (NASDAQ: HRBN), a leading Chinese developer and manufacturer of a wide array of electric motors, today announced its fourth quarter and full year 2008 financial results.

Financial Summary for 2008 versus 2007

	2008	2007	YoY% Change
Revenue	$120,820,302	$65,402,864	85.0%
Gross Profit	$47,476,781	$32,434,977	46.4%
Gross Profit Margin	39.3%	49.6%	
Operating Income	$34,393,177	$23,711,292	45.1%
Operating Margin	28.5%	36.3%	
Net Income	$25,378,699	$16,902,684	50.2%
Net Profit Margin	21.0%	25.8%	
Diluted EPS	$1.19	$0.91	30.8%

Sales Distribution by Product Line and Percentage of International Sales

Product Line	Percent of Total Revenues (%)	
	2008	2007
Linear Motors and Integrated Systems	41%	56%
Specialty Micro-Motors	28%	28%
Rotary Motors	23%	0%
Others	8%	16%
Total	100%	100%
International Business	17%	12%

For the 2008 full year, revenues increased 85% to $120.8 million from $65.4 million in 2007. Excluding the acquisition of Weihai Hengda Electric Motor (Group) Co., Ltd. ("Hengda") in July 2008, organic revenue increased to $93.2 million, a 43% increase from 2007. Strong sales growth also consisted of significant contribution from linear motors and its integrated application systems with sales up 36%, and automobile specialty micro-motors with an 87% sales increase year-over-year. The Company delivered 214 units of the tower-type oil pump, compared to 13 units in 2007, exceeding its target of 200 units for 2008.

Direct sales to international markets totaled $20.2 million in 2008, up 149% from the prior year and accounted for 17% of total sales in 2008, compared to 12% of total sales in 2007.

Total gross profit was $47.5 million in 2008 compared to $32.4 million in 2007, a 46% year-over-year increase due primarily to higher sales from existing products which generated 94% of total gross profit. Sales of rotary motors (Hengda, acquired in July 2008) contributed the rest.

Gross profit margin declined to 39.3% in 2008 from 49.6% in 2007 as a result of changes in the product mix as sales of lower-margin products, including industrial rotary motors and auto specialty micro-motors, increased. The gross margin for industrial rotary motor was negatively impacted by higher raw material prices in 2008 compared to 2007. Excluding the acquired business, the average gross profit margin was 47.8% for 2008.

Operating profit of $34.4 million was $10.7 million higher in 2008 than in 2007, with operating margins at 28.5% and 36.3%, respectively, for 2008 and 2007. The decline in operating margins was primarily driven by changes in product mix. Excluding the acquired business ($1.7 million), operating profit was $32.7 million with a 35.1% margin in 2008.

Selling, general and administrative expenses (SG&A) for the year-end 2008 totaled $11.9 million, up from $7.7 million in 2007. The overall increase on a year-to-year basis was the result of higher costs associated with increased sales activities and the addition of administrative costs from the newly

acquired business (Hengda). Higher depreciation expense and increased auditing, consulting, and legal expense related to the acquisition and Sabanes-Oxley 404 compliance work as well as higher stock-based compensation expense also contributed to the increase. However, as a percentage of total sales, operating expenses declined year-over-year to 9.9% in 2008 from 11.7% in 2007.

The Company generated a record $25.4 million net income in 2008, compared to net income of $16.9 million in 2007. The acquisition of Hengda contributed $1.7 million to total net income. The income tax provision was $4.5 million in 2008 versus none in 2007, which has resulted in lower growth in net earnings in 2008 compared to previous periods. Diluted earnings per share were $1.19 for 2008, compared to $0.91 for 2007. Total weighted average diluted share count at the end of 2008 was 21.3 million compared to 18.6 million at the end of 2007 as 3.5 million common shares were issued in June 2008 to raise $49 million in additional capital.

Our liquidity position remains strong with $48.4 million in cash at the end of 2008, compared to $45.5 million at the end of 2007. Operating cash flow generated for the year was an all-time record $42.3 million.

Financial Summary for Fourth Quarter 2008 versus Fourth Quarter 2007

	4Q08	4Q07	YoY% Change
Revenue	$34,743,375	$19,286,919	80.1%
Gross Profit	$11,489,202	$9,294,988	23.6%
Gross Profit Margin	33.1%	48.2%	
Operating Income	$7,013,528	$5,984,361	17.2%
Operating Margin	20.2%	31.0%	
Net Income	$6,040,852	$4,178,243	44.6%
Net Profit Margin	17.4%	21.7%	
Diluted EPS	$0.27	$0.22	22.7%

Sales Distribution by Product Line and Percentage of International Sales

Product Line	Percent of Total Revenues (%)	
	4Q08	4Q07
Linear Motors and Integrated Systems	37%	55%
Specialty Micro-Motors	22%	32%
Rotary Motors	36%	0%

Others	5%	13%
Total	100%	100%
International Business	23%	14%

In the fourth quarter, total revenue increased 80% to $34.7 million compared to $19.3 million the year before, primarily as a result of the acquisition of the industrial rotary motor business in July 2008. Net income totaled $6.0 million ($0.27 per diluted share) in the quarter, up 45% from the net income of $4.2 million ($0.22 per diluted share) in 4Q2007. The higher net income was primarily attributable to the benefits of overall sales growth as well as lower interest expense and higher other income, partially offset by higher SG&A costs and the provision for income taxes that the Company began to pay in 2008.

Tianfu Yang, Harbin Electric Chairman and CEO, commented, "While the global economic meltdown negatively impacted our fourth quarter performance, 2008 was a successful year for the Company as demonstrated by our robust growth in revenues and net income, and strong liquidity position. Our strong results for the year testify to our strategic vision over the past years and reflect the resilience of our business model. The successful completion of Hengda acquisition broadened our product portfolio and increased our competitive advantage. We believe that it also paved the way for substantial market opportunities in the long-term."

Looking ahead, Mr. Yang commented, "We continue to experience softer demand in some areas, particularly in the automobile specialty micro-motor business. We have also begun to see some demand improvement in our rotary motor products for agricultural applications, reflecting the impact of the initial phase of the Chinese government's stimulus package. Overall in 2009, we expect that our linear motors for subway train cars, the start-up of the Shanghai facility, and volume growth in oil pumps as well as the government's stimulus package, will drive sales and earnings growth over 2008. However, the size of this projected growth remains uncertain. We expect that these positive factors will begin to impact our business in the second half of the year."

"Given the continued uncertainty associated with a possible further deterioration of global economic conditions, our priority is to maintain and strengthen our existing business and client base while we continue to pursue growth opportunities. Despite unprecedented economic uncertainty and the many challenges we are facing, we believe that we are well positioned to navigate these turbulent times and to achieve growth and build long-term value for our shareholders. "

Conference Call Details

The Company will host a conference call to discuss the fourth quarter and fiscal year 2008 financial results at 8:30 a.m. ET on Friday, March 13, 2009.

To participate in the conference call, please dial any of the following numbers:

USA: 1-800-603-1779
International: +1-706-643-7429
North China: 10-800-713-0924
South China: 10-800-130-0748

The conference ID for the call is 88782128.

A replay of the call will be available beginning at 10:00 a.m. ET on March 13, 2009 and will remain available through midnight on March 19, 2009.

To access the replay, please dial any of the following numbers:

USA: 1-800-642-1687
International: +1-706-645-9291

Passcode is 88782128.

This conference call will be broadcast live over the Internet. To listen to the live webcast, please go to http://www.harbinelectric.com and click on "Harbin Electric Q4 and Fiscal Year 2008 Financial Results Conference Call". The replay of the webcast will be available for 30 days and will be archived on the Investor Kits page of the website after 30 days.

About Harbin Electric, Inc.:

Harbin Electric, headquartered in Harbin, China, is a leading developer and manufacturer of a wide array of electric motors with a focus on innovative, customized and value-added products. Its major product lines include linear motors, automobile specialty micro-motors, and industrial rotary motors. The Company's products are purchased by a broad range of domestic and international customers, including those involved in oil services, factory automation, food processing, packaging, transportation, automobile, medical devices, machinery and tool manufacturing, petrochemical, as well as in the metallurgical and mining industries.

Harbin Electric has built a strong research and development capability by recruiting talent worldwide and through collaborations with top scientific institutions. The Company owns numerous patents in China and has developed award-winning products for its customers. Through its U.S. and China-based subsidiaries, the Company operates three manufacturing facilities in China located in Harbin, Weihai, and Shanghai with a total of approximately 2,000 employees. Each of the three manufacturing facilities is dedicated to a specific product line and is equipped with state-of-the-art production equipment and quality control systems.

As China continues to grow its industrial base, Harbin Electric aspires to be a pioneer in leading the industrialization and technology transformation of the Chinese manufacturing sector. To learn more about Harbin Electric, visit http://www.harbinelectric.com.

Safe Harbor Statement

The actual results of Harbin Electric, Inc. could differ materially from those described in this press release. Detailed information regarding factors that may cause actual results to differ materially from the results expressed or implied by statements in this press release may be found in the Company's periodic filings with the U.S. Securities and Exchange Commission, including the factors described in the section entitled 'Risk Factors' in its annual report on Form 10-K for the year ended December 31, 2008. The Company does not undertake any obligation to update forward-looking statements contained in the press release. This press release contains forward-looking information about the Company that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as 'believe,' 'expect,' 'may,' 'will,' 'should,' 'project,' 'plan,' 'seek,' 'intend,' or 'anticipate' or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and the Company's future performance, operations and products.

For investor and media inquiries, please contact:

In China
Harbin Electric, Inc.
Tel: +86-451-8611-6757
Email: MainlandIR@Tech-full.com

In the U.S.
Christy Shue
Harbin Electric, Inc.
Executive VP, Finance & Investor Relations
Tel: +1-631-312-8612
Email: cshue@HarbinElectric.com

Kathy Li
Christensen Investor Relations
Tel: +1-212-618-1987
Email: kli@christensenir.com

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2007

ASSETS

	December 31, 2008	December 31, 2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 48,412,263	$ 45,533,893
Restricted cash	513,450	-
Notes receivable	1,451,977	-
Accounts receivable, net of allowance for doubtful accounts of $153,155 and $116,238 as of December 31, 2008 and 2007, respectively	30,284,080	23,216,543
Inventories	21,960,084	2,570,929
Other receivables	248,552	326,639
Advances on inventory purchases	3,529,607	1,772,204
Total current assets	106,400,013	73,420,208
PLANT AND EQUIPMENT, net	94,931,999	23,858,035
OTHER ASSETS:		
Debt issue costs, net of amortization	1,672,279	2,214,717
Advances on equipment purchases	10,416,187	24,328,386
Advances on intangible assets	1,892,430	1,384,710
Goodwill	12,273,778	-
Other intangible assets, net of accumulated amortization	6,430,397	5,899,989
Other assets	471,220	397,263
Cross currency hedge receivable	-	145,945
Deposit in derivative hedge	1,000,000	1,000,000
Total other assets	34,156,291	35,371,010
Total assets	$ 235,488,303	$ 132,649,253

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2008	December 31, 2007
CURRENT LIABILITIES:		
Notes payable - short term	$ 1,026,900	$ -
Accounts payable	8,415,919	263,314
Short term loan - bank	4,180,950	-
Wages & benefit payable	1,565,360	6,947
Other payables & accrued Liabilities	1,224,432	1,456,271
Other payables - related party	-	45,491
Customer deposits	1,244,622	333,253
Taxes payable	2,096,521	839,299
Interest payable	800,954	1,122,000
Cross currency hedge payable	175,986	-
Total current liabilities	20,731,644	4,066,575
LONG TERM LIABILITIES:		
Amounts due to original shareholder	733,500	-
Note payable, net of debt discount of $12,389,135 and $16,878,269 as of December 31, 2008 and 2007, respectively	33,610,866	33,121,731
Fair value of derivative instrument	5,762,958	10,844,372
Total liabilities	60,838,968	48,032,678
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common Stock, $0.00001 par value, 100,000,000 shares authorized, 22,102,078 and 18,143,156 shares issued and outstanding as of December 31, 2008 and 2007, respectively	220	181
Paid-in-capital	95,029,290	44,970,589
Retained earnings	52,100,479	32,281,312
Statutory reserves	14,573,994	9,014,462
Accumulated other comprehensive income (loss)	12,945,352	(1,649,969)
Total shareholders' equity	174,649,335	84,616,575
Total liabilities and shareholders' equity	$ 235,488,303	$ 132,649,253

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	For the Years ended December 31, 2008	For the Years ended December 31, 2007
REVENUES	$ 120,820,302	$ 65,402,864
COST OF SALES	73,343,521	32,967,887
GROSS PROFIT	47,476,781	32,434,977
RESEARCH AND DEVELOPMENT EXPENSE	1,170,169	1,064,074
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	11,913,435	7,659,611
INCOME FROM OPERATIONS	34,393,177	23,711,292
OTHER EXPENSE (INCOME), NET		
Other (income) expenses, net	-1,575,224	188,654
Interest expense, net	6,065,814	6,619,954
Change in fair value of warrant	-	-
Total other expense, net	4,490,590	6,808,608
INCOME BEFORE PROVISION FOR INCOME TAXES	29,902,587	16,902,684
PROVISION FOR INCOME TAXES	4,523,888	-
NET INCOME	25,378,699	16,902,684
OTHER COMPREHENSIVE INCOME (LOSS)		
Foreign currency translation adjustment	9,513,907	7,162,512
Change in fair value of derivative instrument	5,081,414	(10,844,372)
COMPREHENSIVE INCOME	$ 39,974,020	$ 13,220,824
Earnings per share		
Basic	$ 1.25	$ 0.99
Diluted	$ 1.19	$ 0.91
Weighted average number of shares		
Basic	20,235,877	17,082,300
Diluted	21,323,660	18,634,739

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 25,378,699	$ 16,902,684
Adjustments to reconcile net income to cash provided by (used in) operating activities:		
Depreciation	1,608,724	567,069
Amortization of intangible assets	1,032,674	510,023
Amortization of debt issuance costs	542,438	542,438
Amortization of debt discount	4,489,135	4,532,132
Loss (gain) on derivative instrument	541,018	(700,496)
Stock based compensation	1,782,454	1,584,234
Provision for (recovery of) accounts receivable	(1,899)	65,876
Change in operating assets and liabilities		
Notes receivable	(1,076,669)	-
Accounts receivable	(1,174,801)	(12,197,768)
Inventories	9,605,737	(1,615,757)
Other receivables	1,313,578	(154,244)
Other receivables - related parties	-	46,216
Advances on inventory purchases	(730,043)	(844,177)
Other assets	8,920	(24,781)
Accounts payable	591,620	(1,302,212)
Other payables & accrued liabilities	(1,258,756)	922,084
Other payables - related party	(47,830)	43,689
Customer deposits	(1,277,737)	(7,848)
Taxes payable	1,298,829	234,702
Interest payable	(321,046)	-
Net cash provided by operating activities	42,305,045	9,103,864
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash acquired through acquisition	5,061,757	-
Payment for advances on intangible assets	(403,620)	-
Payment for advances on equipment purchases	-	(23,315,185)
Purchase of intangible assets	-	(1,117,024)
Additions to plant and equipment	(16,035,159)	(12,138,676)
Additions to CIP	(16,386,519)	-
Payment to original shareholders for acquisition	(53,335,500)	-
Net cash used in investing activities	(81,099,041)	(36,570,885)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in restricted cash	(504,525)	-
Net proceeds from stock issuance 3.5 million shares	46,290,743	-
Proceeds received from conversion of warrants and options	1,985,543	1,713,193
Deposit to secure investment in cross currency hedge		(1,000,000)
Proceeds from cross currency hedge	145,945	554,551
Payment of cross currency hedge	(365,032)	-
(Payment on) proceeds from notes payable	(4,000,000)	-
Decrease of notes payable-short term	(3,315,450)	-
Payment of short term loan	(1,034,997)	-
Net cash provided by financing activities	39,202,227	1,267,744
EFFECTS OF EXCHANGE RATE CHANGE ON CASH	2,470,139	4,419,251
INCREASE (DECREASE) IN CASH	2,878,370	(21,780,026)
Cash and cash equivalents, beginning of period	45,533,893	67,313,919
Cash and cash equivalents, end of period	$ 48,412,263	$ 45,533,893

HARBIN ELECTRIC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007
(Unaudited)

	For the Three Months Ended December 31,	
	2008	2007
REVENUES	$ 34,743,375	$ 19,286,919
COST OF SALES	23,254,173	9,991,931
GROSS PROFIT	11,489,202	9,294,988
RESEARCH AND DEVELOPMENT EXPENSE	755,438	312,191
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	3,720,236	2,998,436
INCOME FROM OPERATIONS	7,013,528	5,984,361
OTHER EXPENSE (INCOME), NET		
Other (income) expenses, net	(620,042)	974,834
Interest expense, net	529,760	906,582
Total other expense, net	(90,282)	1,881,416
INCOME BEFORE PROVISION FOR INCOME TAXES	7,103,810	4,102,945
PROVISION FOR INCOME TAXES	1,062,958	(75,298)
NET INCOME	6,040,852	4,178,243
OTHER COMPREHENSIVE INCOME (LOSS)		
Foreign currency translation adjustment	758,126	3,206,476
Change in fair value of derivative instrument	971,885	(3,796,966)
COMPREHENSIVE INCOME	$ 7,770,863	$ 3,587,753
BASIC EARNINGS PER SHARE	$ 0.28	$ 0.23
DILUTED EARNINGS PER SHARE	$ 0.27	$ 0.22